UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cheniere Energy, Inc.

(Name of Issuer)

Common Stock, Par Value $.003 Per Share

(Title of Class of Securities)

16411R208

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 16411R208	13G	Page 2 of 7 Pages

1.	Name of Reporting Person: Pendragon Capital LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 16411R208	13G	Page 3 of 7 Pages

1.	Name of Reporting Person: Pendragon (Master) Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

Page 4 of 7 Pages

Item 1(a).

Name of Issuer:

Cheniere Energy, Inc. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

700 Milam Street, Suite 800, Houston, Texas  77002

Item 2(a).

Name of Person Filing:

This statement is filed on behalf of Pendragon Capital LLP (“Pendragon Capital”) and Pendragon (Master) Fund Ltd. (“Pendragon (Master) Fund”).  This statement relates to Shares (as defined herein) previously held by Pendragon (Master) Fund and another fund for which Pendragon Capital serves as investment manager (together, the “Funds”).  Pursuant to management agreements between the Funds and Pendragon Capital, Pendragon Capital may be deemed to have had voting and dispositive power over the Shares previously held by the Funds and may therefore be deemed to have been the beneficial owner of such Shares.  Pendragon (Master) Fund may be deemed to have had voting and dispositive power over the Shares it previously held and may therefore be deemed to have been the beneficial owner of such Shares.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

Berkeley Square House, 4-19 Berkeley Square, London W1J 6BR, United Kingdom

Item 2(c).

Citizenship:

Pendragon Capital is a limited liability partnership organized under the laws of the United Kingdom.  Pendragon (Master) Fund is a limited liability company organized under the laws of the Cayman Islands.

Item 2(d).

Title of Class of Securities:

Common Stock, par value $.003 per share (the “Shares”)

Item 2(e).

CUSIP Number:

16411R208

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act;

Page 5 of 7 Pages

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

(a)

Amount beneficially owned:

As of December 31, 2008, neither Pendragon Capital nor Pendragon (Master) Fund may be deemed to be the beneficial owner of any Shares.

(b)

Percent of class:

As of December 31, 2008, each of Pendragon Capital and Pendragon (Master) Fund may be deemed to be the beneficial owner of 0% of the total number of Shares outstanding.

(c)

Number of shares as to which the reporting person has:

Pendragon Capital

     (i)

Sole power to vote or to direct the vote:

  0

     (ii)

Shared power to vote or to direct the vote:

  0

     (iii)  Sole power to dispose or to direct the disposition of:

  0

     (iv)  Sole power to dispose or to direct the disposition of:

  0

Page 6 of 7 Pages

Pendragon (Master) Fund

     (i)

Sole power to vote or to direct the vote:

  0

     (ii)

Shared power to vote or to direct the vote:

  0

     (iii)  Sole power to dispose or to direct the disposition of:

  0

     (iv)  Sole power to dispose or to direct the disposition of:

  0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The investors in the Funds have the right to participate in the receipt of dividends from,

or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership interests in the Funds.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

By signing below each of the reporting persons certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having

that purpose or effect.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2009

PENDRAGON CAPITAL LLP

By: _/s/ John R. Pennells

       Name:  John R. Pennells

       Title:    Partner

PENDRAGON (MASTER) FUND LTD.

By:  PENDRAGON CAPITAL LLP,

        its Investment Manager

By: _/s/ John R. Pennells

       Name:  John R. Pennells

       Title:    Partner